SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 22)

DGSE COMPANIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

23323G106
(CUSIP Number)

Dr. L. S. Smith 519 Interstate 30, Suite 243 Rockwall, Texas 75087 (972) 484-3662
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS Dr. L. S. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)	☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,211,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,211,797
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,797
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.9%
14.		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 23323G106	Schedule 13D/A	Page 3 of 5

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 15850 Dallas Parkway, Suite 140, Dallas, Texas 75248.

Item 2. Identity and Background.

(a) Dr. L. S. Smith, an individual (“Dr. Smith”).

(b) 519 Interstate 30, Suite 243, Rockwall, Texas 75087.

(c) Not applicable.

(d) During the last five years, Dr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Dr. Smith is subject to an order by the Securities and Exchange Commission (the “Commission”) dated November 12, 2014 which arose out of financial reporting, books and records, and internal controls violations by the Issuer and its former Chief Financial Officer that occurred during Dr. Smith’s tenure as the Issuer’s Chief Executive Officer. As a result of these violations, the Issuer restated certain financial statements. The Commission did not allege that Dr. Smith participated in the wrongful conduct. Dr. Smith had not, however, reimbursed the Issuer for incentive compensation and stock sale profits he received during the relevant period, as required by Section 304(a) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

Accordingly, the Commission ordered that (i) pursuant to Section 21C of the Exchange Act, Dr. Smith cease and desist from committing or causing any violations and any future violations of Sarbanes-Oxley Section 304(a) and (ii) Dr. Smith shall reimburse the Issuer a total of $106,250 and 59,738 shares of DGSE stock pursuant to Section 304(a) of Sarbanes-Oxley.

(f) Dr. Smith is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of Issuer.

(a) As of the date of this report, Dr. Smith beneficially owns 1,211,797 shares of the Issuer’s Common Stock, which, in the aggregate, represents 9.9% of the currently outstanding shares of the Issuer’s Common Stock. The foregoing calculation of percentage ownership is based on 12,223,584 shares of Common Stock outstanding, as reported in the Issuer’s most recent Form 10-Q filed November 13, 2014.

(b) Dr. Smith has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition with respect to 1,211,797 shares of the Issuer’s Common Stock.

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(c) Not applicable.

(d) Dr. Smith confirms that he is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock of the Issuer beneficially owned by him.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dr. L. S. Smith

/s/ Dr. L.S. Smith
Dr. L. S. Smith

Date: November 21, 2014